Exhibit 99.2

ADS RIGHTS AGENT AGREEMENT

November 29, 2016

The Bank of New York Mellon

Depositary Receipts

101 Barclay Street, 22nd Floor West

New York, New York 10286

Ladies and Gentlemen:

Nabriva Theraputics AG, a company incorporated under the laws of the Republic of Austria (the “Company”), will grant to existing registered holders (the “ADS Holders”) of American Depositary Shares (“ADSs”) issued under the Deposit Agreement dated as of September 17, 2015 (the “Deposit Agreement”) among the Company, The Bank of New York Mellon, as depositary (the “Depositary”), and all owners and holders from time to time of ADSs issued thereunder that are registered on the books of the Depositary as of close of business in New York City on November 29, 2016 (the “Record Date”) the right (the “ADS Rights Offer”) to purchase new ADSs at a subscription price equal to the U.S. dollar equivalent of €4.014 per new ADS.  Each ADS Holder will receive 0.276 ADSs rights (each, an “ADS Right”) for every ADSs held on the Record Date, and each ADS Right will entitle the registered holder (an “ADS Rights Holder”) to purchase one new ADS in the ADS Rights Offer.  Each ADS represents one-tenth of one Common Share (each, an “Common Share”) of the Company.  However, no fractional ADS Rights will be distributed.  All ADS Rights entitlements will be reduced to the next whole number of ADS Rights.

ADS Holders wishing to exercise ADS Rights must deposit $4.68 (the “Deposit Amount”) for each new ADS subscribed for or sought.  The Deposit Amount is equal to the estimated ADS subscription price of $4.25 per new ADSs, based on the U.S. dollar to Euro exchange rate on November 28, 2016, plus ten percent of that amount to cover exchange rate fluctuation, currency conversion expense, the Depositary’s fee of $0.05 per ADS for issuance of the new ADSs.

The subscription period for the ADS Rights Offer (the “Subscription Period”) shall commence at the open of business in New York City on November 30, 2016 and is scheduled to end at the close of business in New York on December 12, 2016 or a later date and time to which the Company has extended the ADS Rights Offer with notice to the Agent (the “Expiration Time”).  The ADS Rights Offer will be made to each ADS Rights Holder by means of the prospectus dated November 9, 2016, as supplemented by a prospectus supplement dated November 29, 2016 (as so supplemented, the “Prospectus”). and a subscription form in the form of Annex A to this Agreement (an “ADS Subscription Form”).  The ADS Subscription Forms are to be used by the ADS Rights Holders to subscribe for new ADSs in the ADS Rights Offer.

The ADS Rights will be not be listed on any exchange and will not be transferable by their holders.  ADS Rights Holders will not be entitled to surrender ADS Rights for the purpose of withdrawing the underlying rights to purchase Common Shares, nor will participants in the

Company’s offer of rights to purchase Common Shares (the “Common Share Rights Offering”) be entitled to deposit their rights in the Common Share Rights Offering for issuance of ADS Rights.

1.             The Company hereby appoints The Bank of New York Mellon as ADS rights agent (the “Agent”), and the Agent hereby accepts that appointment, on the terms and subject to the conditions set forth in this letter agreement (this “Agreement”).

2.             The Company shall request the Depositary to furnish to the Agent a list (the “ADS Record Holders List”) of the ADS Holders and their holdings of ADSs as of the Record Date.

3.             (a)           On or about November 22, 2016, the Company sent to each registered holder of ADSs and each participant (a “Participant”) in The Depository Trust Company (“DTC”) having ADSs credited to its DTC account, in each case as the close of business on November 14, 2016, a copy of a letter notifying them of the ADS Rights Offering (a “Preliminary Notice”).

(b)           On or about November 30, 2016, the Company will send or otherwise make available (i) to each registered holder of ADSs as of the ADS Record Date an instruction booklet relating to the ADS Rights Offer (an “Instruction Booklet”) and a copy of the ADS Subscription Form and (ii) to each Participant having ADSs credited to its DTC account as of the Record Date, a letter in form of Annex B to this Agreement (a “Broker Letter”) and a form of letter to the Participants’ clients in the form of Annex C to this Agreement (a “Client Letter”).

(c)           The Company made copies of the Prospectus and the ADS Subscription Form available at the places specified in the Preliminary Notice and the Instruction Booklet.

4.             As soon as practical after the Record Date, the Agent shall register to each registered holder of ADSs (including DTC) the number of ADS Rights to which it is entitled.  The ADS rights shall be uncertificated.  The Agent shall make arrangements with DTC for exercises of ADS Rights through DTC’s automated system.

5.             [Reserved.]

6.             [Reserved.]

7.             [Reserved.]

8.             (a)                The Agent is hereby authorized and directed to receive subscriptions for new ADSs on behalf of the Company until the Expiration Time.  Any funds that the Agent receives during the Subscription Period from ADS Rights Holders in respect of payments for new ADSs shall be deposited in an account at The Bank of New York Mellon for the benefit of the Company (the “Deposit Account”).  Such funds shall remain in the Deposit Account until they are disbursed in accordance with Section 10 or 13.  The Agent will not be obligated to calculate or pay interest to any holder or any other party.

(b)                ADS Rights are validly exercised if the Agent receives prior to the Expiration Time:

(i)  (A)  A properly completed and signed ADS Subscription Form with respect to those ADS Rights  or (B) notice of a proper exercise of those ADS Rights through DTC’s automated system; and

(ii)  Payment of the Deposit Amount for the new ADSs to which those ADS Rights relate by (A) a certified or official bank check payable to “The Bank of New York Mellon,” (B) wire transfer to Bank of America, 100 West 33rd Street, New York, NY 10001, DDA 4426655284, ABA 026009593, Name: COMPUTERSHARE INC AAF RIGHTS OFFERING K Swiftcode BOFAUS3N, Reference: NARB RO or (C) payment through DTC’s automated system.

(c)           The Agent will examine the ADS Subscription Forms and any other documents delivered or mailed to the Agent by or for ADS Rights Holders to ascertain whether they appear to it to have been properly completed and executed.  In the event the Agent determines that any ADS Subscription Form does not appear to have been properly completed or executed, or where the ADS Subscription Form does not appear to be in proper form for subscription, or any other irregularity in connection with the subscription appears to exist, it will follow, where possible, its regular procedures to attempt to cause such irregularity to be corrected.  The Agent is not authorized to waive any irregularity in connection with the subscription, unless specifically so instructed by the Company.  If any such irregularity is neither corrected nor waived by the Company in writing, the Agent will return to the subscribing holder as promptly as practicable (at the Agent’s option by either first class mail under a blanket surety bond or insurance protecting the Agent and the Company from losses or liabilities arising out of the non-receipt or nondelivery of ADS Subscription Forms or by registered mail insured separately for the value of such ADS Rights) to such holder’s address as set forth in the subscription any ADS Subscription Forms surrendered in connection therewith and any other documents and funds received with such ADS Rights.

(d)           The Agent will follow its regular procedures to attempt to reconcile any discrepancies between the number of ADS Rights that any ADS Subscription Form may indicate are held by an ADS Rights Holder and the number that the Record ADS Holders List indicates were issuable to such ADS Rights Holder.  In any instance where the Agent cannot reconcile such discrepancies by following such procedures, it will consult with the Company for written instructions as to the number of new ADSs, if any, that the relevant ADS Rights Holder is authorized to purchase.  In the absence of such instructions, the Agent is authorized not to deliver any new ADSs to such ADS Rights Holder.

(e)           The Agent shall accept subscriptions, without further authorization or direction from the Company, without procuring supporting legal papers or other proof of authority to sign (including without limitation proof of appointment of a fiduciary or other person acting in a representative capacity), and without signatures of co-fiduciaries, co-representatives or any other person:

(i)  if the ADS Rights are registered in the name of a fiduciary and the ADS Subscription Form is executed by and new ADSs are to be issued in the name of such fiduciary;

(ii)  if the ADS Rights are registered in the name of joint tenants and the ADS Subscription Form is executed by one of the joint tenants, provided the new ADSs are to be  issued in the names of, and are to be delivered to, such joint tenants;

(iii)  if the ADS Rights are registered in the name of a corporation and the ADS Subscription Form is executed by a person in a manner which appears or purports to be done in the capacity of an officer, or agent thereof, provided the new ADSs are to be issued in the name of such corporation; or

(iv)  if the ADS Rights are registered in the name of an individual and the ADS Subscription Form is executed by a person purporting to act as such individual’s executor,

administrator or personal representative, provided that the new ADSs are to be registered in the name of the subscriber as executor or administrator of the estate of the deceased registered holder and the Agent is not aware of any evidence indicating the subscriber is not the duly authorized representative that he purports to be.

(f)            The Agent shall refer to the Company for specific instructions as to acceptance or rejection, subscriptions received after the Expiration Time, subscriptions not authorized to be accepted under this Section 8 and subscriptions otherwise failing to comply with the requirements of the Prospectus and the terms and conditions of the ADS Rights.

(g)           Because the Depositary will not be able to subscribe for any fraction of a Common Share and each ADS represents one-tenth of one Common Share, the Company will instruct the Agent to reduce the number of new ADSs for which one or more ADS holders are permitted to subscribe pursuant to ADS Rights to the extent necessary so that the Depositary will not subscribe, in the aggregate, for any fraction of a Common Share.

9.             (a)           The Agent shall advise the Company daily by e-mail to the attention of Gary Sender (email: gary.sender@nabriva.com) (the “Company Representative”), with copies to Pete Wolf (email: pete.wolf@nabriva.com), as to the total number of new ADSs subscribed for pursuant to ADS Rights and the total amount of funds received, with cumulative totals for each.

(b)           As promptly as practicable, but in any event on or before 5:00 p.m., New York City time, on the first business day following the Expiration Time, the Agent shall advise the Company Representative by email of the number of new ADSs subscribed for pursuant to ADS Rights.

10.          (a)           Subject to the limitations in subsections (c) and (d) below, as promptly as practicable after the Expiration Time and prior to the expiration of the subscription period in connection with the Common Share Rights Offering, the Agent shall (i) convert or cause to be converted, by sale or in any other manner that it may determine, that portion of the aggregate Deposit Amounts required to purchase the amount in Euro required to purchase the number of new Common Shares to be represented by the number of new ADSs determined under Section 9(b) above and to pay any applicable taxes and pay the proceeds of that conversion to the Company, (ii) instruct the Depositary to (A) exercise with the Company or its subscription agent the Common Share Rights to purchase the number of new Common Shares to be represented by that number of new ADSs and (B) upon receipt by the Depositary’s Austrian custodian under the Deposit Agreement (the “Custodian”) of the Common Shares delivered upon exercise of those Common Share Rights, deliver the ADSs issuable in respect of those Common Shares to the Agent and (iii) pay, from the deposited funds, the Depositary’s fee of $0.05 for each newly issued ADS.  The Agent shall deliver those newly issued ADSs to the ADS Rights Holders entitled to them as promptly as practicable.

(b)           In connection with the subscriptions for new Common Shares under subsection (a) above, if the Deposit Amount exceeded the cost of the purchased Euro plus currency conversion expense, the Depositary’s issuance fee and any applicable taxes or expenses of that subscription, the Agent shall refund the excess to the Rights Holders entitled to those funds without interest.

(c)           If an ADS Rights Holder’s Deposit Amount is insufficient to pay the final ADS subscription price plus currency conversion expense, ADS issuance fees and any applicable taxes or expenses of that subscription, the Agent shall advance the deficiency on behalf of such ADS Rights Holder to the extent the deficiency does not exceed 20% of such ADS Rights Holder’s payment.  The Agent shall contact each subscribing ADS Rights Holder and provide them with a deficiency notice. The Agent shall not be required to deliver new ADSs to any ADS Rights Holder until it has received from such ADS Rights Holder payment of any deficiency advanced by the Agent.  If the ADS Rights Holder does not pay the amount of the deficiency financed by the Agent within 14 days from the date the Agent provided the subscribing ADS Rights Holder with the deficiency notice, the Agent may sell enough of the ADS Rights Holder’s new ADSs to cover the amount of the deficiency.  In that event, the Agent shall deliver to the ADS Rights Holder the remaining new ADSs and a check in the amount of any excess proceeds, net of ADS issuance fees of US$0.05 per new ADS, currency conversion expense, taxes, expenses of the subscription and the commissions on the sale.

(d)           If, and to the extent that, the amount of any deficiency exceeds 20% of the amount of an ADS Rights Holder’s Deposit Amount, the Agent (i) shall not be required to advance the amount of that deficiency and (ii) may reduce the amount of that ADS Rights Holder’s subscription for new ADSs pro rata, unless that ADS Rights Holder delivers to the Agent sufficient funds to cover the deficiency prior to the relevant deadlines for subscription in the Common Share Rights Offering.

(e)           The Agent may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earn revenue, including, without limitation, transaction spreads, that it will retain for its own account.  The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made in connection with the ADS Rights Offer and the rate that the Agent or its affiliate receives when buying or selling foreign currency for its own account.  The Agent makes no representation that the exchange rate used or obtained in any currency conversion made in connection with the ADS Rights Offer will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS Rights Holders, except that the Agent agrees to act without gross negligence or willful misconduct.

11.          As soon as practicable following the expiration of the Common Share Rights Offering and the appearance of the Common Shares subscribed for in the Austrian Commercial Register, the Company shall deposit the Common Shares purchased by the Depositary pursuant to exercise of Common Share Rights  with the Custodian.

12.          [Reserved.]

13.          If for any reason the Company instructs the Agent in writing that the ADS Rights Offering will not proceed, the Agent shall refund the Deposit Amount paid in U.S. dollars, without interest and net of any currency conversion or other expenses which were incurred and not refunded to the Agent, to the subscribing ADS Rights Holders entitled thereto.

14.          The Depositary will register new ADSs purchased in the ADS Rights Offer in the name of the Agent on an uncertificated basis.  Except in the case of subscriptions received from DTC participants or as otherwise provided in this Agreement, the Agent will instruct the Depositary to re-register those new ADSs in the names of the ADS Rights Holders entitled to them and to mail confirmations of those registrations to those ADS Rights Holders. Except as otherwise provided in this Agreement, the Agent will instruct the Depositary to re-register new ADSs subscribed through participants in DTC on a certificated basis in the name of DTC’s nominee and to deliver those ADSs to DTC through DTC’s automated book-entry system.

15.          The Agent shall date and time stamp each document received by it relating to its duties hereunder when received.

16.          The Company shall take any and all action, including without limitation obtaining the authorization, consent, lack of objection, registration or approval of any governmental authority, or the taking of any other action under the laws of the United States or any other applicable jurisdiction, to insure that all new Common Shares and new ADSs issuable upon the exercise of the ADS Rights at the time of delivery of those securities (subject to payment of the subscription price) will be duly and validly issued and fully paid and nonassessable Common Shares or ADSs, free from all preemptive rights and taxes, liens, charges and security interests created by or imposed by the Company with respect thereto.

17.          The Company shall from time to time take all action necessary or appropriate to obtain and keep effective all registrations, permits, consents and approvals of the Securities and Exchange Commission and any other governmental agency or authority and make such filings under federal and state laws which may be necessary or appropriate in connection with the issuance and delivery of ADS Rights or new Common Shares or new ADSs issued upon exercise of the ADS Rights.

18.          [Reserved.]

19.          (a)                The Agent shall prepare and file with the Internal Revenue Service Forms 1099-B in respect of cash payments made to ADS Rights Holders in accordance with U.S. Treasury Regulations.

(b)                With respect to each ADS Rights Holder that has neither provided a tax identification number on an appropriate Form W-8 nor certified on Form W-9 that it is not subject to backup withholding, the Agent shall deduct and withhold the appropriate backup withholding tax from any payment made to that holder pursuant to the Internal Revenue Code. Such funds will be turned over to the Internal Revenue Service in accordance with applicable regulations.

(c)           Should any issue arise regarding federal income tax reporting or withholding, the Agent will take such reasonable action as the Company requests in writing.

20.          Any instructions given to the Agent orally, as permitted by any provision of this Agreement, shall be confirmed in writing by the Company as soon as practicable.  The Agent shall not be liable or responsible and shall be fully authorized and protected for acting in good faith, or in good faith failing to act, in accordance with any oral instructions which do not conform with the written confirmation received in accordance with this Section 20.

21.          (a)           Whether or not any ADS Rights are exercised, the Company shall pay the Agent $25,000 as compensation for the Agent’s services as Agent hereunder and shall reimburse the Agent for its documented out-of-pocket expenses, including, without limitation, the charges of Computershare in the amount of $10,000 plus $12.00 per subscription, $3,000 for each extension of the ADS Rights Offer and $100 for each wire payment of Deposit Amount, and the fees and disbursements of the Agent’s legal counsel.  While the Agent endeavors to maintain out-of-pocket charges (both internal and external) at competitive rates, these charges may not reflect actual out-of-pocket costs, and may include handling charges to cover internal processing and use of the Agent’s billing systems.

(b)           All amounts owed to Agent under this Agreement are due within 30 days of the invoice date.  Delinquent payments are subject to a late payment charge of one and one-half percent (1.5%) per month commencing 45 days from the invoice date.  The Company agrees to reimburse the Agent for any attorney’s fees and any other costs associated with collecting delinquent payments.

(c)           No provision of this Agreement shall require Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under this Agreement or in the exercise of its rights.

22.          As Agent for the Company hereunder, the Agent:

(a)           shall have no duties or obligations other than those specifically set forth herein or as may subsequently be agreed to in writing by the Agent and the Company;

(b)           shall have no obligation to deliver any new ADSs unless and until delivered to the Agent by the Depositary;

(c)           shall be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value, or genuineness of any ADS Rights surrendered to the Agent hereunder or new Common Shares or new ADSs issued upon exercise of ADS Rights, and will not be required to or be responsible for and will make no representations as to, the validity, sufficiency, value or genuineness of the ADS Rights Offer;

(d)           shall not be obligated to take any legal action hereunder; if, however, the Agent determines to take any legal action hereunder, and where the taking of such action reasonably may, in its judgment, subject or expose it to any expense or liability it shall not be required to act unless it has been furnished with an indemnity satisfactory to it;

(e)           may rely on and shall be fully authorized and protected in acting or failing to act upon any certificate, instrument, opinion, notice, letter, facsimile transmission or other document or security delivered to the Agent and in good faith believed by it to be genuine and to have been signed by the proper party or parties;

(f)            shall not be liable or responsible for any recital or statement contained in the Prospectus or any other documents relating thereto;

(g)           shall not be liable or responsible for any failure on the part of the Company to comply with any of its covenants and obligations relating to the ADS Rights Offer, including without limitation obligations under applicable securities laws;

(h)           may rely on and shall be fully authorized and protected in acting in good faith or in good faith failing to act upon the written, telephonic or oral instructions with respect to any matter relating to its duties as Agent covered by this Agreement (or supplementing or qualifying any such actions) of officers of the Company, and is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from the Company or counsel to the Company, and may apply to the Company, for advice or instructions in connection with the Agent’s duties hereunder, and the Agent shall not be liable for any delay in acting in good faith while waiting for those instructions; any applications by the Agent for written instructions from the Company may, at the option of the Agent, set forth in writing any action proposed to be taken or omitted by the Agent under this Agreement and the date on or after which such action shall be taken or such omission shall be effective; the Agent shall not be liable for any action taken by, or omission of, the Agent in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than two business days after the date such application is sent to the Company, unless the Company shall have consented in writing to any earlier date) unless prior to taking any such action, the Agent shall have received written instructions in response to such application specifying the action to be taken or omitted;

(i)            may consult with counsel satisfactory to the Agent, including its in-house counsel, and the advice of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered, or omitted by it hereunder in good faith and in accordance with the advice of such counsel;

(j)            may perform any of its duties hereunder either directly or by or through nominees, correspondents, designees, subagents or subcustodians, and it shall not be liable or responsible for any misconduct or negligence on the part of any nominee, correspondent, designee, subagent or subcustodian appointed with reasonable care by it in connection with this Agreement;

(k)           is not authorized, and shall have no obligation, to pay any brokers, dealers, or soliciting fees to any person; and

(l)            shall not be required hereunder to comply with the laws or regulations of any country other than the United States of America or any political subdivision thereof; and Agent may consult with foreign counsel, at the Company’s expense, to resolve any foreign law issues that may arise as a result of the Company or any other party being subject to the laws or regulations of any foreign jurisdiction.

23.          (a)                In the absence of gross negligence or willful misconduct on its part, Agent shall not be liable for any action taken, suffered, or omitted by it or for any error of judgment made by it in the performance of its duties under this Agreement.  Anything in this Agreement to the contrary notwithstanding, in no event shall Agent be liable for special, indirect, incidental, consequential or punitive losses or damages of any kind whatsoever (including but not limited to lost profits), even if Agent has been advised of the possibility of such losses or damages and regardless of the form of action.  Any liability of Agent will be limited in the aggregate to the amount of fees paid by the Company hereunder.  Agent shall not be liable for any failures, delays or losses, arising directly or indirectly out of conditions beyond its reasonable control including, but not limited to, acts of government, exchange or market ruling, suspension of trading, work stoppages or labor disputes, fires, civil disobedience, riots, rebellions, storms, electrical or mechanical failure, computer hardware or software failure, communications facilities failures including telephone failure, war, terrorism, insurrection, earthquakes, floods, acts of God or similar occurrences.

(b)           In the event any question or dispute arises with respect to the proper interpretation of the ADS Rights Offer or the Agent’s duties under this Agreement or the rights of the Company or of any ADS Holders or ADS Rights Holders surrendering ADS Rights pursuant to the ADS Rights Offer, the Agent shall not be required to act and shall not be held liable or responsible for its refusal to act until the question or dispute has been judicially settled (and, if appropriate, it may file a suit in interpleader or for a declaratory judgment for such purpose) by final judgment rendered by a court of competent jurisdiction, binding on all persons interested in the matter which is no longer subject to review or appeal, or settled by a written document in form and substance satisfactory to Agent and executed by the Company and each such holder.  In addition, the Agent may require for such purpose, but shall not be obligated to require, the execution of such written settlement by all the ADS Holders, ADS Rights Holders and all other persons that may have an interest in the settlement.

24.          The Company covenants to indemnify the Agent and hold it harmless from and against any loss, liability, claim or expense (“Loss”) arising out of or in connection with the Agent’s duties under this Agreement, including the costs and expenses of defending itself against any Loss, unless such Loss shall have been determined by a court of competent jurisdiction to be a result of the Agent’s gross negligence or willful misconduct.

25.          Unless terminated earlier by the parties hereto, this Agreement shall terminate 90 days after the Expiration Date (the “Termination Date”).  On the business day following the Termination Date, the Agent shall deliver to the Company any ADS Rights Offer funds or property, if any, held by the Agent under this Agreement.  The Agent’s right to be reimbursed for fees, charges and out-of-pocket expenses as provided in Section 21 above and the indemnification provisions of Section 24 above shall survive the termination of this Agreement.

26.          If any provision of this Agreement shall be held illegal, invalid, or unenforceable by any court, this Agreement shall be construed and enforced as if such provision had not been contained herein and shall be deemed an Agreement among the parties to it to the full extent permitted by applicable law.

27.          (a)  The Company represents and warrants that (i) it is duly incorporated, validly existing and in good standing under the laws of its  jurisdiction of incorporation, (ii) the making and consummation of the ADS Rights Offer and the execution, delivery and performance of all transactions contemplated thereby (including this Agreement) have been duly authorized by all necessary corporate action and will not result in a breach of or constitute a default under the articles of association, bylaws or any similar document of the Company or any indenture, agreement or instrument to which it is a party or is bound, (iii) this Agreement has been duly executed and delivered by the Company and constitutes the legal, valid, binding and enforceable obligation of the Company, (iv) the ADS Rights Offer will comply in all material respects with all applicable requirements of law and (v) to the best of its knowledge, there is no litigation pending or threatened as of the date hereof in connection with the ADS Rights Offer.

(b)  The Agent represents and warrants that (i) it is duly incorporated, validly existing and in good standing under the laws of its  jurisdiction of incorporation, (ii) the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action and will not result in a breach of or constitute a default under the articles of association, bylaws or any similar document of the Company or any indenture, agreement or instrument to which it is a party or is bound, (iii) this Agreement has been duly executed and delivered by it and constitutes the legal, valid, binding and enforceable obligation of the Agent.

(c)  As a condition of the Agent’s obligation to deliver ADSs under Section 10, the Agent and the Depositary shall have received the opinions of Austrian and U.S. counsel for the Company that are in form and substance reasonably satisfactory to them.

28.          In the event that any claim of inconsistency between this Agreement and the terms of the ADS Rights Offer arise, as they may from time to time be amended by the Company in its sole discretion, the terms of the ADS Rights Offer shall control, except with respect to the duties, liabilities and rights, including compensation and indemnification of the Agent, which shall be controlled by the terms of this Agreement.

29.          Set forth in Annex D to this Agreement is a list of the names and specimen signatures of the persons authorized to act for the Company under this Agreement.  The Company shall, from time to time, certify to the Agent the names and signatures of any other persons authorized to act for the Company under this Agreement.

30.          Except as expressly set forth elsewhere in this Agreement, all notices, instructions and communications under this Agreement shall be in writing, shall be effective upon receipt and shall be addressed, if to the Company, to its address set forth beneath its signature to this Agreement, or, if to the Agent, to The Bank of New York Mellon, 101 Barclay Street, 22 West, New York, New York 10286, Attention:  Joanne F. DiGiovanni, with a copy to Computershare,

480 Washington Boulevard, Jersey City, New Jersey 07310, Attention:  Elizabeth Gallagher, or to such other address of which a party hereto has notified the other party.

31.          (a)           This Agreement shall be governed by and construed in accordance with the laws of the State of New York.  All actions and proceedings brought by the Agent relating to or arising from, directly or indirectly, this Agreement may be litigated in courts located within the State of New York.  The Company hereby submits to the personal jurisdiction of such courts and consents that any service of process may be made by certified or registered mail, return receipt requested, directed to the Company at its address last specified for notices hereunder.  Each of the parties hereto hereby waives the right to a trial by jury in any action or proceeding arising out of or relating to this Agreement.

(b)           This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the parties hereto.  This Agreement may not be assigned, or otherwise transferred, in whole or in part, by either party without the prior written consent of the other party, which the other party will not unreasonably withhold, condition or delay; except that (i) consent is not required for an assignment or delegation of duties by Agent to any affiliate of Agent and (ii) any reorganization, merger, consolidation, sale of assets or other form of business combination by Agent shall not be deemed to constitute an assignment of this Agreement.

(c)           No provision of this Agreement may be amended, modified or waived, except in a written document signed by both parties.

(d)           This Agreement is for the exclusive benefit of the parties hereto and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person.

(e)           This Agreement may be signed in counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

[Signature page follows.]

Please acknowledge receipt of this letter and confirm your agreement concerning your appointment as Agent, and the arrangements herein provided, by signing and returning the enclosed copy hereof, whereupon this Agreement and your acceptance of the terms and conditions herein provided shall constitute a binding Agreement between us.

Very truly yours,

NABRIVA THERAPEUTICS AG

By:
Name: Colin Broom
Title: Chief Executive Officer

Address for notices:
1000 Continental Drive, Suite 600
King of Prussia, PA 19406
USA
Attention: Colin Broom
Telephone: (610) 816-6640
E-mail: office@nabriva.com

Accepted and agreed as of the date

above first written:

THE BANK OF NEW YORK MELLON,

As Agent

By:
Name:
Title:

Annex A	ADS Subscription Form
Annex B	Broker Letter
Annex C	Form of Client Letter
Annex D	Authorized Representatives

ANNEX A

ADS Subscription Form

ANNEX B

Broker Letter

ANNEX C

Form of Client Letter

ANNEX D

Authorized Representatives

NAME	TITLE	SIGNATURE

Colin Broom	Chief Executive Officer

Gary Sender	Chief Financial Officer

Pete Wolf	General Counsel and Corporate Secretary